Mail Stop 6010

      September 29, 2005

Via Facsimile and U.S. Mail

Dr. David Dalton
Chief Executive Officer
Univec, Inc.
4810 Seton Drive
Baltimore, MD   21215

Re:	Univec, Inc.
	Item 4.01 Forms 8-K and 8-K/A
      Filed June 13, August 1 and September 2, 2005
	File No. 0-22413

Dear Dr. Dalton:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 8-K dated June 9, 2005 and Form 8-K/A filed August 1, 2005

Item 4.01 - Change in Registrant`s Certifying Accountant

1. We note that your former auditors expressed disagreement with respect to your use of the "gross" accounting method for recognizing revenue. If applicable, please revise this filing to provide all of the disclosures required by Item 304(b) of Regulation S-B.

Form 8-K dated July 28, 2005 and Form 8-K/A filed September 2,
2005

Item 4.01 - Change in Registrant`s Certifying Accountant

2. We note that you have engaged a new principal independent accounting firm. Please revise this filing to include all of the disclosures required by Item 304(a)(2) of Regulation S-B. Specifically, you must address the requirements of Item 304(a)(2)(ii)
regarding any consultations with the new accountant, including but not limited to consultations with respect to your use of the "gross" accounting method of recognizing revenues.
3. We note the appointment of your new auditors became effective on
August 25, 2005 upon the completion of their registration with the Public Company Accounting Oversight Board (PCAOB). We further note in your Form 10-KSB for the fiscal year ended December 31, 2004 that the audit report is dated September 9, 2005. Please tell us of the time period for which the auditor performed the majority of the audit work. Please be specific and includes dates where necessary. Also, describe the nature and significance of any audit work performed prior to their appointment on August 25, 2005.




*    *    *    *












       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call David Burton at (202)
551-3626.

							Sincerely,


							David Burton
							Staff Accountant



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Dr. David Dalton
Univec, Inc.
September 29, 2005
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